File No.: 82-1978

06017170

SUPPL

CURLEW LAKE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006

dlw 10/2

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2006
(Unaudited – prepared by management)

	Jul 31 2006	Jan 31 2006
ASSETS		
Current		
Cash	$307,300	$142,218
Receivables	10,654	22,741
	317,954	164,959
Long-term investment		
Guaranteed Investment Certificate	1,000	-
Oil and gas properties (Note 3)	1,004,708	353,092
Mineral properties (Note 4)	1	34,679
	$1,323,663	$552,730
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$7,213	$18,784
Due to related parties (Note 5)	0	156,371
Deferred drilling advance (Note 4)	150,000	0
Shareholders' equity		
Capital stock (Note 6)	12,556,383	11,886,253
Contributed surplus (Note 6)	190,011	108,260
Deficit	(11,579,944)	(11,616,938)
	1,166,450	377,575
	$1,323,663	$552,730

Nature and continuance of operations (Note 1)
Commitments (Notes 3, 4 and 10)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR QUARTER ENDED JULY 31, 2006
(Unaudited – prepared by management)

	Three Months ended Jul 31		Six Months ended Jul 31	
	2006	2005	2006	2005
INCOME				
Petroleum and natural gas sales, net	$10,894	$106	$21,284	$346
EXPENSES				
Amortization & depletion	0	0	0	0
Interest and bank charges	111	405	246	1,080
Management fees	7,500	15,000	15,000	30,000
Office and miscellaneous	653	3,036	1,168	1,925
Professional fees & consulting	6,235	9,412	7,558	12,923
Regulatory and transfer agent fees	9,640	6,745	16,174	18,968
Royalties paid	0	(148)	0	(148)
Rent	980	1,418	2,000	4,005
Stock-based compensation (Note 6)	81,751	0	81,751	0
Telephone	1,746	1,692	3,026	3,144
Travel and promotion	4,036	2,644	5,680	3,416
Wages and benefits	8,500	12,000	19,000	24,000
Write-down/recovery of oil and gas properties	0	0	0	0
	121,152	52,204	151,603	99,313
Loss before other items	(110,258)	(52,098)	(130,319)	(98,967)
Other Income (Note 4)	167,313	0	167,313	0
Gain/(Loss) for the period	57,055	(52,098)	36,994	(98,967)
Deficit, beginning of period	(11,636,999)	(10,224,738)	(11,616,938)	(10,177,869)
Deficit, end of period	$(11,579,944)	$(10,276,836)	$(11,579,944)	$(10,276,836)
Basic and diluted gain/(loss) per common share	$0.00	$(0.00)	$0.00	$(0.00)
Weighted average number of common shares outstanding	51,663,042	44,479,526	49,628,137	44,139,195

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR QUARTER ENDED JULY 31, 2006
(Unaudited – prepared by management)

	Three Months ended Jul 31		Six Months ended Jul 31	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$57,055	$(52,098)	$36,994	$(98,967)
Items not affecting cash:				
Amortization & depletion	0	0	0	0
Stock-based compensation	81,751	0	81,751	0
Write-down (recovery) of oil and gas properties	-	0	-	0
Changes in non-cash working capital items:				
Decrease (increase) in receivables	(3,447)	(1,376)	12,087	(815)
Increase (decrease) in A/P and accrued liabilities & drilling advance	(1,356)	(5,645)	(11,571)	(5,889)
Net cash used in operating activities	134,003	(59,119)	119,261	(105,671)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	600,130	0	670,130	40,000
Drilling advance funds	150,000	0	150,000	0
Proceeds from (repayment) to related party	(147,684)	(2,458)	(156,371)	8,031
Net cash provided by financing activities	602,446	(2,458)	663,759	48,031
CASH FLOWS FROM INVESTING ACTIVITIES				
Recovery (expenditures/acquisition) of oil and gas properties	(520,567)	(463)	(651,616)	(248)
Increase (decrease) in Long-Term Investments	0	0	(1,000)	0
Acquisition of mineral properties	34,678	6,878	34,678	(9,034)
Net cash provided by investing activities	(485,889)	6,415	(617,938)	(9,282)
Change in cash during period	250,560	(55,162)	165,082	(66,922)
Cash, beginning of period	56,740	83,309	142,218	95,069
Cash, end of period	$307,300	$28,147	$307,300	$28,147
Cash paid during the period for:				
Interest expense	$0	$405	$0	$1,080
Income taxes	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of mineral properties and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	Jul 31 2006	Jan 31 2006
Deficit	(11,579,944)	(11,616,938)
Working capital	310,741	146,175

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at rates of 20% and 30% per annum.

Mineral Properties

The costs of mineral properties and related exploration expenditures are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs are then amortized over the estimated useful life of the properties following the commencement of commercial production or written down if the properties are subsequently sold or abandoned. Expenditures made to keep properties in good standing are capitalized to the corresponding property, except when the property has been fully written down, in which case the expenditures are charged to operations in the period incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and Gas Properties

Curlew Lake Resources uses the full cost method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("ACG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20%. ACG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost center is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost center is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test. It is reasonably possible, based on existing knowledge, that changes in current conditions in the near-term could require a change in the recorded amount.

Asset retirement obligations

The Company has adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of asset retirement obligations. Under this policy the Company recognizes the liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of oil and gas properties and depleted into earnings over time.

Depreciation, Depletion, and Accretion

In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated in accordance with National Instrument 51-101.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Compensation expense associated with options granted is recognized in income over the vesting period of the option with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the options at the date of grant using a Black-Scholes option-pricing model. Any consideration received upon the exercise of the stock option together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders' equity.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year's presentation.

3. OIL AND GAS PROPERTIES

	Jul 31 2006	Jan 31 2006
Turner Valley Oil Project	$2,992,436	$2,992,430
Metis Gas Project	520,567	0
Fosterton Project	136,043	5,000
EKHO Project	1	1
White Pine Project	600	600
Antelope Valley Project	27,754	27,753
Forum Prospect	1	1
	3,677,402	3,025,785
Less: Accumulated depletion and amortization and write-down	(2,672,694)	(2,672,693)
	$1,004,708	$353,092

OIL AND GAS PROPERTIES (cont'd…)

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. The Company has signed multiple farmout agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company is now receiving pre-payout royalty income.

Also during the 2002 fiscal year, the Company signed an agreement whereby an investor agreed to pay 1.575% of the cost of drilling and completing a specific well on Company interest land in this area. Pursuant to the agreement, the Company will receive 15% of any revenues from this interest in the well until the investor recovers his investment, and thereafter the Company will receive 50% of revenues. As at July 31, 2006, the investor has recovered $61,317, and drilling advances of $131,903 remain to be paid. (2006 - $136,979).

Métis Gas Project – Kikino Settlement, Alberta

The Company entered into a joint venture agreement with Métis Moccasin Resources Inc., and Propel Energy Corp., both private Alberta companies. Under this agreement Curlew Lake will have the right to acquire a 47.5% working interest before payout, convertible to 33.33% after payout, in oil and natural gas leases secured by the joint venture partners on Métis Settlement lands.

Métis Moccasin Resources has successfully completed the acquisition of an initial 10 sections (6400 acres) of oil and natural gas leases on the Kikino Métis Settlement lands northeast of Edmonton, Alberta.

Antelope Valley Project, Nevada, USA

Curlew Lake Resources acquired a 100% working interest in 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases.

White Pine Project – Nevada, USA

The Company acquired lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The White Pine project consists of 937 acres.

Fosterton Project, Saskatchewan, Canada

The Company has signed an agreement whereby it is granted the right to participate in a test well to earn a 25% interest in 320 acres of petroleum and natural gas leases. The Company will be required to pay 25% of the costs of an initial well on the project, and will be entitled to receive 25% of all net revenue from the well before payout (subject to a convertible GORR reserved to Farmors) and 15% after payout. The Company will have the right to pay 15% of the cost and receive 15% of the proceeds of production on any further wells on the project.

OIL AND GAS PROPERTIES (cont'd…)

EKHO Project, California, USA

An agreement was signed effective May 1, 2004 concerning Tri-Valley Corporation's (TIV:Amex) Ekho Oil Project in the San Jaoquin Valley, California, USA. This agreement restructured the project, whereby the Company converted its working interest to a 0.33 % Gross Overriding Royalty interest in any production from the Ekho No. 1 well and the surrounding 320 acres.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

4. MINERAL PROPERTIES

	Jul 31 2006	Jan 31 2006
Typhoon Claims	$1	$34,679
	$1	$34,679

Typhoon Claims, Clear Creek District, Yukon Territories

In the 2003 fiscal year, the Company entered into an option agreement with the Kingfisher Syndicate ("Kingfisher") to acquire a 100% interest in mineral claims in the Clear Creek District of the Yukon. Curlew Lake has fulfilled all obligations under the original agreement. An amended agreement dated May 11, 2005 resulted in the 10% Net Proceeds of Production Royalty being changed to a 2% Net Smelter Royalty, of which 1% may be purchased by the Company at any time in the future for the price of $600,000, in cash or shares.

On May 12th, 2006 the Company announced that it has arranged with a private investor whereby the private investor may earn a 1% NSR in the Typhoon gold project in the Clear Creek area, Dawson Mining District, Yukon Territories. This arrangement will provide the required funds to complete the drilling program announced on May 9th. The property is controlled 100% by Curlew Lake, and will now be subject to a 3% NSR, 1% of which may be purchased at any time for $600,000 in cash or shares and an additional 1% which may be purchased at any time for $500,000 in cash. The funds received have been presented as a deferred drilling advance with the remaining proceeds reducing the property value to a nominal rate and the balance being included in other income.

5. DUE TO RELATED PARTIES

As of July 31st, 2006 the Company does not have any related party liabilities

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number Of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
As at January 31, 2004	37,529,526	$11,322,753	$72,451
Issued for cash under private placements	6,000,000	300,000	-
Exercise of warrants for cash	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111
Issued for cash under private placements	2,150,000	138,500	-
Issued for cash under flow-through share offering	1,250,000	100,000	-
Issued for Yukon property agreement	200,000	10,000	-
Stock-based compensation	-	-	13,149
As at January 31, 2006	47,279,526	11,886,253	$108,260
Issued for cash under private placements	5,250,000	525,000	-
Finder's Fee for private placement	200,000	-	-
Exercise of warrants for cash	1,500,000	150,000	-
Share issue costs	-	(4,870)	-
Stock-based compensation	-	-	81,751
As at July 31, 2006	54,229,526	$12,556,383	$190,011

On March 1st the company received $5,000 for 50,000 warrants exercised. The warrants were issued as part of the April 18th 2005 private placement.

On March 22nd the company received $25,000 for 250,000 warrants exercised. 150,000 of warrants were issued as part of the April 18th 2005 private placement. The other 100,000 warrants were issued as part of the September 12th 2005 private placement

On April 4th the company received $40,000 for 400,000 warrants exercised. The warrants were issued as part of the April 18th 2005 private placement.

On May 4th the company received $50,000 for 500,000 warrants exercised. The warrants were issued as part of the September 12th 2005 private placement.

On June 9th the company completed a private placement for 5,250,000 shares. This placement raised $525,000 cash and 200,000 shares were issued as part of the Finder's Fee.

On July 5th the company received $30,000 for 300,000 warrants exercised. The warrants were issued as part of the September 12th 2005 private placement.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number Of Shares	Weighted Average Exercise Price
Balance, January 31, 2005	2,100,000	0.10
Options granted	200,000	0.10
Balance, January 31, 2006	2,300,000	0.10
Options granted	1,000,000	0.10
Balance, July 31, 2006	3,300,000	0.10

Stock options outstanding and exercisable at July 31, 2006 are as follows:

	Number Of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008
	500,000	$ 0.10	May 26, 2009
	200,000	$ 0.10	September 14, 2010
	1,000,000	$ 0.10	June 21, 2011
	3,300,000		

Stock-based compensation

On June 21, 2006, the Company granted 1,000,000 stock options to Frontier Engineering as part of a consulting agreement. The estimated fair value of these options using the Black-Scholes option-pricing model was $ 81,751. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2007	**2006**
Risk-free interest rate	4.18%	3.46%
Expected life of options	5.0 years	5.0 years
Annualized volatility	171%	140%
Dividend rate	0.00%	0.00%

Warrants

The following warrants to acquire common shares were outstanding at July 31, 2006

Number of Shares	Exercise Price	Expiry Date
650,000	0.10	September 6, 2006
3,000,000	0.15	November 25, 2006
1,250,000 (flow-through)	0.15	December 19, 2006
4,900,000		

7. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Jan 31 2006	Jan 31 2005
Loss for the year	$(1,439,069)	$(209,532)
Expected income tax recovery at statutory rates	(490,722)	(74,635)
Items not deductible for tax purposes	14,922	24,460
Adjustment for change in statutory rates	46,941	61,604
Non-capital loss carry-forward expired	75,579	81,152
Change in valuation allowance	353,280	(92,581)
Actual income tax expense (recovery)	$ -	$ -

The Company's future tax assets are as follows:

	Jan 31 2006	Jan 31 2005
Future income tax assets:		
Non-capital loss carry forwards	$379,374	$432,198
Capital loss carry forwards	92,199	96,309
Resource properties	949,640	537,995
Equipment	32,089	33,519
	1,453,301	1,100,021
Less: Valuation allowance	(1,453,301)	(1,100,021)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,112,000 and capital losses of $540,756. The non-capital losses, if not utilized, will expire commencing in 2006. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital and capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

The company has accumulated non-capital losses for income tax purposes of approximately $1,112,000. These non-capital losses expire as follows:

2007	$224,574
2008	$172,889
2009	$189,930
2010	$135,331
2011	$109,247
2015	$159,748
2016	$120,814

12. SEGMENTED INFORMATION

The Company's operates in one business segment being the exploration and development of oil, gas and mineral properties and its identifiable assets are located in the following locations:

	Jul 31 2006	Jan 31 2006
Canada	$1,295,308	$524,375
USA	28,355	28,355
	$1,323,663	$552,730

The Company's revenue for the period was earned in the following locations:

	Jul 31 2006	Jan 31 2006
Canada	$21,284	$32,565
USA	0	0
	$21,284	$32,565

The Company's gain/(loss) for the period was incurred in the following locations:

	Jul 31 2006	Jan 31 2006
Canada	$36,994	$(1,439,069)
USA	0	0
	$36,994	$(1,439,069)

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2005 - $15,000) to a company controlled by a director.
b) Paid or accrued fees of $6,000 (2005 – $6,000) to a director.
c) Paid or accrued interest expense of $0 (2005 - $405) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable, as they have no repayment terms, and do not bear interest.

10. COMMITMENTS

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) US Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources Inc.- CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with No Asset Value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources Inc.- CWQ will have a 15% interest in Curlew Resource Corp.

This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

11. SUBSEQUENT EVENTS

On August 31st, 2006 Curlew Lake Resources Inc. announced that the battery facilities for the 13-30 well (Curlew – 25 percent working interest) in the Fosterton project was completed and the well is now on production.

File No.: 82-1978

CURLEW LAKE RESOURCES INC.
2006 MANAGEMENT'S DISCUSSION AND ANALYSIS
MD&A preparation date September 11th, 2006

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Curlew Lake Resources Inc. (the "Company"), should be read in conjunction with the consolidated financial statements for quarter ending July 31, 2006. National Instrument Policy 51-102 states the Company is not required to have their Interim Financial Statements reviewed by their auditors. The Company has decided to opt out of external audit review of its Interim Financial Statements. The financial position of the Company dictates this is currently a prudent management decision.

Description of Business

The Company is an oil and natural gas, and precious metals, exploration, development and production company with operations in western Canada and the United States. The Company was incorporated on January 15, 1987, in British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol CWQ as well as the US Pink Sheets under the symbol CWLXF.

Selected Annual Information

	2006	2005	2004
Total Revenue	$32,565	$11,114	$35,734
Loss before discontinued items, in total	(1,439,069)	(209,532)	(227,829)
Loss before discontinued operations and extraordinary items, on a basic & diluted per share basis	(0.03)	(0.01)	(0.01)
Net Loss Total	(1,439,069)	(209,532)	(227,829)
Net Loss per share (basic & diluted basis)	(0.03)	(0.01)	(0.01)
Total Assets	552,730	1,711,611	1,683,091
Total long-term financial liabilities	156,371	146,061	215,289
Cash dividends declared per-share	-	-	-

Selected Annual Information Discussion

In fiscal year ending January 31, 2006 the Company focused on several projects related to oil, gas and minerals with positive results. In May 2005 the Company signed a Joint Venture agreement with Select Resources Corporation. This resulted in an extensive work program completed on our Typhoon gold property in the summer of 2005. In the current year the Company also started to receive revenue from the Turner Valley project where 3 gas wells drilled commenced production. In August 2005 the Company announced several initiatives including the acquisition of land in Nevada as well as a new U.S. Pink Sheets listing which has resulted in over 2.4 million shares traded to the date of this report. Curlew Lake also successfully completed the first Oil well in the Fosterton project.

The Company is committed to diversification, including increased focus on new lower risk oil and natural gas development projects. Management feels this will continue to increase shareholder value.

1.4 Results of Operations

Métis Project - Alberta

On June 21st, 2006 Curlew Lake Resources Inc. announced that it has entered into a significant joint venture agreement with Métis Moccasin Resources Inc., a private Alberta Company, and Propel Energy Corp., a private Alberta company. Under this agreement Curlew Lake will have the right to acquire a 47.5% working interest before payout, convertible to 33.33% after payout, in oil and natural gas leases secured by the joint venture partners on Métis Settlement lands. The joint venture plans to continue acquiring oil and natural gas leases on Métis Settlement lands. Métis Settlement Lands in Alberta include a total of 17 Townships (36 square miles per Township), within the eight Settlements on the Lands.

We are also very pleased to report that Métis Moccasin Resources has successfully completed the acquisition of an initial 10 sections (6400 acres) of oil and natural gas leases on the Kikino Métis Settlement lands northeast of Edmonton, Alberta. The leases purchased are considered prime Alberta Oil and Gas property, surrounded by shallow natural gas production. Production in this area comes from up to 4 horizons, and provides the joint venture with the potential for substantial low risk shallow natural gas production. The initial operator of the project will be Métis Moccasin Resources Inc., with Frontier Engineering and Consulting Limited of Calgary to be retained as contract operator. It is expected that a multi well drilling program will commence in early fall, 2006.

The Company is grateful to be given this historic opportunity. Management of Curlew Lake Resources Inc. believes that being involved in the Métis Moccasin joint venture provides the potential to add significantly to shareholder value, while at the same time providing substantial benefit to the Métis Settlements and people.

The Company has completed a private placement to fund its share of the initial land acquisition, consisting of $525,000 for 5,250,000 common shares in the Company. The Company has entered into a consulting agreement with Frontier Engineering and Consulting Ltd. Of Calgary, and as a condition of this agreement Frontier Engineering and Consulting Ltd. has been granted an option to purchase one million shares in the Company for the price of $0.10 per share for a period of 5 years.

Exploration Program

Management recently met with the Métis project partners in Calgary. The partnership plans to drill 8 initial wells and complete an extensive seismic program. The partners have reviewed the available data and conservative estimates project a production rate in the range of 6-10 mmcf/day in total for the first 8 wells. With a 30 well infill program the first 10 sections (6400 acres) could provide a total of 20-25 mmcf/day. Frontier Engineering has provided a work schedule covering the first phase of operations. Drilling is expected to begin in the next 6-8 weeks. The drilling portion of the initial program will take about 4-6 weeks to complete. The plans provide for the initial wells to be in production prior to year-end.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has commenced. The company recently sent funds based on the initial cash call. The company is currently working to complete the financing for this program.

Exploration Results

This project has commenced. Drilling is expected in the next 4-6 weeks.

Future Developments

Operations are ongoing. The Company is committed to a long-term Métis partnership.

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. Pre-payout royalty income has now commenced from two of four Company interest wells.

Exploration Program

The Company has announced plans to participate in the drilling of a development well on the underlying gas reserves on Section 20 in Township 22, Range 3, west of the fifth meridian, just south of Calgary, Alberta. The Section 20 well is directly offsetting a Section 17 well at Whiskey Creek and is 1.5 miles southeast of the Shell 11-31 well at Sarcee that has produced over 90 billion cubic feet of natural gas and 500,000 barrels of natural gas liquids. The Section 17 well penetrated two separate sheets of the Mississippian formation. Seismic indicates the potential of two Mississippian sheets on Section 20. The operator of the southeast and northwest quarters of Section 20 has proposed this well and reports they have commenced the licensing process for a well with a target spud date in 2007. The Company has a 4.375% working interest in the southeast and northwest quarter of Section 20, which will convert to a 2.1875% working interest in the 640-acre Section 20 spacing unit (subject to pooling).

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in 2007. During the current year the value of the Turner Valley North project was written down to its estimated fair market value. Additionally the Turner Valley South project was written off to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years.

Exploration Results

Four wells have been successfully drilled and tested on Company interest lands in this area. Three of the four wells are currently producing. The company was notified in early 2006 that production increased due to increased line pressure being added to the pipeline. The 4th well has been successfully tested and will be readied for production as soon as an adjoining well has been deepened and the required pipeline constructed.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Turner Valley project.

Fosterton Project, Fosterton, Saskatchewan

The Fosterton project is located in Saskatchewan and presents good potential offsetting existing production. A seismic review completed on the property has shown a seismic high underlying the Fosterton field, extending to the southwest beneath the land in which the Company has a 25% working interest. The primary target, the Rosary Sand, located at a depth of about 3,300 feet, is well-developed porous and permeable sand and is the producing horizon in the Fosterton field. The farm out land consists of 320 acres offsetting the Fosterton field. Wells can be drilled on 40 acre spacing with the present seismic feature supporting several offset locations. Cumulative production at the analogous Fosterton Field varies with the best well producing over 300,000 barrels of oil. The seismic work completed suggests a multiple well project.

Exploration Program

Curlew Lake Resources Inc. recently announced that the battery facilities for the 13-30 well (Curlew – 25 percent working interest) in the Fosterton project have been completed. The well is now on production and stabilized production results will be released as soon as they are available from the operator. The well was tested in May 2006 at rates as high as 167 barrels of medium gravity oil per day.

Reconciliation of Proposed & Actual Expenditures

The company has fully participated in the well to maintain its 25% of the project. Follow-up wells will be planned for fall 2006 after freeze up.

Fosterton Project, Fosterton, Saskatchewan (cont'd)

Exploration Results

On May 23rd, 2006 Curlew Lake Resources Inc. announced that the initial well on the Fosterton Project in Saskatchewan had been successfully tested and completed. The Fosterton 13-30 well, in which Curlew has a 25% working interest before payout, flowed at an average rate of 167 barrels of medium gravity oil per day with no formation water. The test was conducted over a 4 day period, with an average 13/16-inch choke, 912 KPA tubing pressure and 3,072 KPA casing pressure.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Fosterton project.

White Pine Project, Nevada, U.S.A.

The Company acquired lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. This property presents good potential near current exploration activity. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). The Company is in the process of gathering additional information on the land and is hopeful to have preliminary drilling plans in the second half of 2006. If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The primary target, located at a depth of 3,500 feet, in the Middle Devonian Simonson Formation, has been known for several major producing fields, including Blackburn and Grant Canyon, with one well alone producing approximately 4000 barrels a day for ten years and over 15 million barrels of oil from inception to date. The White Pine project consists of 937 acres.

Management will follow an ongoing drill program near the Company property closely. The Company feels this provides a high potential opportunity dependant on the results of the exploration work. The Company feels this project presents a great opportunity of multiple well potential.

Exploration Program

The Company has been notified that drilling on the property adjacent to Company land has been completed and testing is underway. Management feels this location has great potential since the proposed Company well is in close proximity and is based on the same structural interpretation. The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the second half of 2006.

Exploration Results

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Future Developments

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

Antelope Valley Project, Nevada, U.S.A.

In August 2005 Curlew Lake Resources acquired a 100% working interest in 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases. The Company feels this project presents a great opportunity of multiple well potential.

Exploration Program

Analysis is ongoing. The Company is committed to the long-term exploration of the Antelope Valley project.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the second half of 2006.

Exploration Results

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Future Developments

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

Clear Creek Mineral Project, Yukon

The Company acquired an option to earn a 100% interest in the Typhoon mineral claims located in the Clear Creek District of the Yukon. During and after a 2004 exploration program the Company staked an additional 24 mineral claims. During 2005, the Company executed a Letter of Intent with Select Resources Corp. ("Select"), a wholly owned subsidiary of Tri-Valley Corporation (TIV:Amex), whereby Select may earn a 51% interest in the project. After a 2005 exploration program by Select, a further 62 claims were staked, bringing the total claims to 98 and the area covered to about 4400 acres. In May 2006 Curlew Lake Resources Inc. was notified of the termination of the Select Joint Venture Agreement. The original property was acquired in an area where geochemical surveys and placer mining had shown interesting values in gold and silver. The property is readily accessible via a good road connecting to the Klondike Highway some 85 kilometers southeast of Dawson City.

Reconciliation of Proposed & Actual Expenditures

The Company negotiated an agreement with the Kingfisher Syndicate, headed by well-known geologist and professional engineer Robert Adamson (retired), whereby the Curlew Lake may earn a 100% interest in the original claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments are scheduled $2,000.00 on signing (paid), $5000.00 on or before June 30, 2005 (paid), and $10,000.00 on or before December 31, 2005 (paid). The Company has completed the issuance of 200,000 common shares to the Kingfisher Syndicate. This agreement provided Curlew Lake Resources 100% control of the property, subject to a 2% NSR, 1% of which may be purchased at any time for $600,000 in cash or shares.

The Company announced on May 12 2006 that it had arranged with a private investor whereby the private investor may earn a 1% NSR in the Typhoon gold project in the Clear Creek area, Dawson Mining District, Yukon Territories. This arrangement will provide the Company funds to complete the drilling program announced on May 9th. The property is now controlled 100% by Curlew Lake, and will be subject to an additional 1% NSR, which may be purchased at any time for $500,000 cash. The property consists of 98 mineral claim units covering approximately 4,400 acres.

Exploration Results

Excerpts from the 2006 Select Report;

TYPHOON PROJECT
CLEAR CREEK MINING DISTRICT,
YUKON TERRITORY

Prepared by:

Harold J. Noyes, Odin D. Christensen, Jeffrey A. Jaacks, Sandra L Perry, Craig W. Beasley, and Cinda Graubard.

SUMMARY

The Typhoon project is an early-stage gold exploration project of Select Resources Corporation. The project is located in the Clear Creek mining district in the central Yukon Territory, Canada. Select Resources controls, through staking or leases, mineral rights to 98 Yukon quartz claims covering 17.8 square kilometers. The property is on the west bank of Left Clear Creek and covers 65 Pup Creek; historically, both drainages have been worked for placer gold. The property is exceptionally well situated for exploration and mineral development.

The Typhoon property is situated within the Tintina Gold Belt to the north of the Tintina fault zone in the Selwyn Basin. Bedrock consists of phyllite and quartzite of the Late Proterozoic-Cambrian Hyland Group. Numerous lode gold deposits occur immediately to the east of Typhoon in the Clear Creek mining district. These are all intrusion-related gold deposits associated with mid-Cretaceous intermediate plutons and stocks of the Mayo plutonic suite.

Although placer gold has been produced from Left Clear Creek for at least a century, there was no systematic exploration of the Typhoon property prior to 2004. The 2005 exploration program of Select Resources integrated a multidisciplinary review of available public information, geological field review, satellite image interpretation, soil geochemistry and ground geophysics.

Outcrop on the property is sparse; little can be learned from traditional prospecting. Satellite image interpretation suggests that the Typhoon property lies along the structural margin of an intrusive mass that underlies the entire Clear Creek district and is possibly the source of the known lode and placer gold deposits.

During 2005, Select Resources completed grid soil geochemical and ground magnetic surveys. Soil samples were collected on a 50x200 meter spaced, north-south oriented, grid covering an area of about 3.7 square kilometers. The 398 samples collected were analyzed for gold and 32 additional elements. Ground magnetic measurements were collected on the same grid lines at a 12.5 meter spacing.

Data from soil geochemical surveys completed in 2004 and 2005 show coincident and coherent anomalies in element suites characteristic of intrusion-related gold deposits. The element suite Au+As+Bi+Sb+W+U is anomalously enriched and forms a ring-shaped feature, which is cored by anomalously enriched Mo and crosscut by linear enrichments of Au+Mo+Bi. The anomalous Mo is interpreted to be related to Mo-rich veins developed over the core of a buried intrusive. This part of the system also has linear features, which suggest sheeted quartz veins with Au+Mo+Bi (gold, molybdenum, and bismuthinite) oriented in NE- and NW-trending directions within the underlying intrusive. The surrounding ring-shaped Au+As+Sb+W+Bi enrichment is interpreted to be characteristic of gold-bearing vein sets developed in hornfels surrounding the intrusive system.

Three-dimensional modeling of the ground magnetic data defines a magnetic anomaly situated precisely beneath the surface geochemical anomaly. The core of the 3-D model is dominated by non-magnetic material interpreted as a Mayo Suite mid-Cretaceous intermediate-composition intrusive. In places, the margin of this inferred intrusive is flanked by steeply dipping zones of elevated magnetic susceptibility interpreted as zones of hornfels.

These inferred zones of hornfels appear to be structurally controlled, correlate closely with the overlying soil geochemical enrichments, and are the primary target areas for steeply dipping, sheeted gold-bearing quartz veins.

The mineralization model considered most applicable in this terrane is the Intrusion-Related Gold Deposit model. All of the exploration data reviewed and developed by the Select Resources technical team during 2005 are consistent with this model. Recommendations for future exploration are presented.

No economic lode gold mineralization has been discovered on the Typhoon property yet. To the authors' knowledge, no testing of bedrock materials for metallurgical characterization has been conducted for the Typhoon prospect. We are aware of no petrographic or mineralogic examination of materials from the property.

Placer gold has been recovered from Left Fork of Clear Creek and 65 Pup along the margins of the claim block.

INTERPRETATION AND CONCLUSIONS

The Typhoon project is an early-stage gold exploration project of Select Resources Corporation. The property is located in the Clear Creek district of the Dawson City Mining District in the central Yukon Territory. The initial claims in the Typhoon claim group were located presumably because of proximity to placer gold occurrences in Left Clear Creek and 65 Pup Creek.

Outcrop on the property is sparce. From these limited exposures, clasts found in drainages on the property, and geophysical information, it seems that the entire claim is underlain by metamorphic rocks of the Hyland Group, dominantly phyllite and quartzite. There is some evidence for an east-west fault following the course of 65 Pup Creek.

Integrated interpretation of satellite imagery, soil geochemistry and ground magnetic geophysical data provide strong evidence that the property is underlain by intrusive rocks and suggest potential for discovery of an intrusion-related gold deposit. Satellite image interpretation suggests that the Typhoon property lies along the structurally controlled margin of an intrusive mass that underlies the entire Clear Creek district, and is possibly the source of the known lode and placer gold deposits.

Data from soil geochemical surveys completed in 2004 and 2005 show coincident and coherent anomalies in two suites of elements characteristic of intrusion-related gold deposits. The element suite Au+As+Bi+Sb+W+U is anomalously enriched and forms a ring-shaped feature which is cored by anomalous Mo and crosscut by linear enrichments of Au+Mo+Bi. The anomalously enriched Mo is interpreted as Mo-rich veins developed over the core of a buried intrusive. This part of the system also has linear features, which would suggest sheeted quartz veins with Au+Mo+Bi (gold, molybdenum, and bismuthinite) oriented in NE- and NW-trending directions within the intrusive. The enrichment of gold and the element suite Au+As+Sb+W+Bi - the diagnostic chemical signature of intrusion-related gold deposits -suggests the underlying presence of gold-bearing vein sets developed in hornfels surrounding an intrusive body. The absolute values of gold enrichment are lower than encountered over other intrusion-related gold deposits; this is not unexpected considering the non-reactive character of the host Hyland group rocks.

Three-dimensional modeling of the ground magnetic data defines a magnetic anomaly situated precisely beneath the surface geochemical anomaly. The core of the 3-D model is dominated by non-magnetic material interpreted as a Mayo Suite mid-Cretaceous intermediate-composition intrusive. In places, the margin of this inferred intrusive is flanked by steeply dipping zones of elevated magnetic susceptibility interpreted as zones of hornfels.

These inferred zones of hornfels appear to be structurally controlled, correlate closely with the overlying soil geochemical enrichments, and are the primary target areas for steeply dipping, sheeted gold-bearing quartz veins.

The mineralization model considered most applicable in this terrane is the Intrusion-Related Gold Deposit model. Indeed this model was first developed to describe the spectrum of gold deposits and prospects within the Tintina Gold Belt.

Clear Creek Mineral Project, Yukon (Cont'd)

Integrated interpretation of the geologic setting, satellite imagery, soil geochemistry and geophysics suggests a quite reasonable probability that the eastern portion of the Typhoon property is underlain by an intrusive body with elevated content of gold and associated elements.

RECOMMENDATIONS

The Typhoon property presents a most intriguing exploration target. While the absolute values obtained in the soil geochemical survey is low, the element association and the spatial distribution of the element enrichments present strong evidence for the presence of an underlying intrusive body enriched in gold and associated elements. This is supported by three-dimensional modeling of the ground magnetic data.

Future exploration of the property can follow either of two strategies: (1) continue to acquire more exploration information for better target definition, or (2) trust the data we have and put the target to a drill test.

For the more conservative approach, we recommend:

(1) Execute an auger soil geochemical survey, with ground magnetic measurements at the same stations, over the four tiers of new claims to the north and south of the older claims. The survey will cover about 6 square kilometers on a 50x200 meter grid.

(2) Redo the soil geochemical survey, with ground magnetic survey, over the original 16 claims that had the poor prior geochemical coverage. This portion of the geochemical survey will cover 3.5 square kilometers on a 50x200 meter grid.

The more decisive approach will be to put the concept and target to a drill test. We suggest a minimum of three holes at 300-400 meters depth each. There must be a geologist on the drill to monitor the progress of the holes - to cut them if there is no evidence of veining, hornfels, or alteration, or to extend them if they hit ore. If drilling provides encouragement, the soil and ground magnetic work previously described should be completed. Ideally the drill test would be with diamond core; however in the interest of economy, reverse-circulation percussion drilling would adequately test for the presence of economic gold grades.

Future Developments

The Company announced May 09, 2006 plans to complete a trenching and drilling program on the Typhoon Gold Property, based on the more aggressive recommendation outlined in a recent report by Select Resources Inc. to the Company. In view of the activity in mineral exploration in the Yukon this year, the Company has been fortunate to have secured the use of drilling equipment and contracting services through Aurora Geosciences Ltd. of Whitehorse, YT. The program will target a number of locations with approximately 1000 metres of trenching and 450 metres of core drilling. This will provide a preliminary examination of the geology underlying the coincident geochemical and geophysical anomalies outlined in the Select report. The mineralization model considered most applicable in this terrane, and in the report, is the Intrusive-Related Gold Deposit model.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, US.

Exploration Program

The Company continues to monitor the progress of the EKHO No. 1 well. As previously announced the Company has agreed to terms which would provide the Company with a .33% Gross Overriding Royalty in the EKHO No. 1 well, with respect to all potential zones.

Reconciliation of Proposed & Actual Expenditures

The Company is no longer financially responsible for any additional costs to complete its share of this project.

Exploration Results

The operator is currently exploring all options in an attempt to successfully produce the EKHO No. 1 well.

Future Developments

Operations are ongoing. The Company will update shareholders as information becomes available.

Forum Prospect - Los Angeles County, California

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

Reconciliation of Proposed & Actual Expenditures

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Exploration Results

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Future Developments

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Summary of Quarterly Results
Curlew Lake Resources Inc.
Statement of Loss and Deficit
(Unaudited – prepared by management)

INCOME	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q2 Comp 06 vs. 05
Petroleum and natural gas sales, net	1,500	3,893	240	254	12,614	19,457	10,390	10,894	10,640
EXPENSES									
Amortization & Depletion	2,710	11,292	-	-	-	20,842	-	-	-
Interest and Bank Charges	5,076	2,474	675	405	240	46	135	111	(294)
Management fees	15,000	15,000	15,000	15,000	15,000	15,000	7,500	7,500	(7,500)
Office and Miscellaneous	1,578	1,370	(1,111)	3,036	2,268	1,463	515	653	(2,383)
Consulting & Professional fees	26,181	16,050	3,511	9,412	1,960	12,205	1,323	6,235	(3,177)
Regulatory and transfer agent fees	3,815	5,681	12,224	6,745	3,510	4,313	6,534	9,640	2,895
Rent	3,355	(1,038)	2,586	1,418	1,788	1,080	1,020	980	(438)
Royalties Paid	-	16,780	-	-	-	-	-	-	-
Stock-based compensation	-	17,000	-	-	-	13,149	-	81,751	81,751
Telephone	1,739	2,662	1,452	1,692	2,075	1,488	1,280	1,746	54
Travel and Promotion	1,719	1,535	772	2,644	51	42	1,644	4,036	1,392
Wages and benefits	10,000	12,000	12,000	12,000	10,000	12,000	10,500	8,500	(3,500)
Write-down/recovery of oil and gas properties	-	(32,887)	-	-	-	1,253,653	-	-	-
Total Operating Expense	71,173	67,919	47,109	52,352	36,892	1,335,281	30,451	121,152	68,800
Loss before other items	(69,673)	(64,026)	(46,869)	(52,098)	(24,278)	(1,315,824)	(20,061)	(110,258)	(58,160)
OTHER ITEMS									
Extraordinary items	-	-	-	-	-	-	-	167,313	167,313
Quarter Loss	(69,673)	(64,026)	(46,869)	(52,098)	(24,278)	(1,315,824)	(20,061)	57,055	109,153

1.6 Liquidity and Solvency

At July 31, 2006, the Company had working capital of $310,741. In the short term, the Company will be using the funds for initial work on the Métis project as well as a drilling program in the Yukon. Outside of these projects the Company will be relying on private placement funding. The Company is in preliminary discussions with investors to fund further exploration projects. However, there is no guarantee the Company will be able to raise these funds.

1.9 Related Party Transactions

There are currently no related party liabilities. The Company entered into the following transactions with related parties: a) Paid or accrued management fees of $7,500 (2005 - $15,000) to a company controlled by a director. b) Paid or accrued fees of $6,000 (2005 - $6,000) to a director. c) Paid or accrued interest expense of $0 (2005 - $675) to a company controlled by a director on amounts due to a related party. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

General and Administrative

The Company has focused on lowering expenses on routine items. Management of the Company does not foresee any significant change to the yearly administrative expenditures during the coming year. However, should the Company not receive the required funding, the Company will review all on-going expenditures and take appropriate action. (See liquidity and solvency above).

Investor Relations

The Company had no arrangements with an independent investor relation consultant during the quarter ended July 31, 2006.

Subsequent Events

Curlew Lake Resources Inc. announced the installation of battery facilities for the 13-30 well (Curlew – 25 percent working interest) in the Fosterton project was completed and the well is now on production.

Commitments

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) US Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with no asset value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the US with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources- CWQ will have a 15% interest in Curlew Resource Corp. This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number Of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
As at January 31, 2004	37,529,526	$11,322,753	$72,451
Issued for cash under private placements	6,000,000	300,000	-
Exercise of warrants for cash	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111
Issued for cash under private placements	2,150,000	138,500	-
Issued for cash under flow-through share offering	1,250,000	100,000	-
Issued for Yukon property agreement	200,000	10,000	-
Stock-based compensation	-	-	13,149
As at January 31, 2006	47,279,526	11,886,253	$108,260
Issued for cash under private placements	5,250,000	525,000	-
Finder's Fee for private placement	200,000	-	-
Exercise of warrants for cash	1,500,000	150,000	-
Share issue costs	-	(4,870)	-
Stock-based compensation	-	-	81,751
As at July 31, 2006	54,229,526	$12,556,383	$190,011

On March 1st the company received $5,000 for 50,000 warrants exercised. The warrants were issued as part of the April 18th 2005 private placement.

On March 22nd the company received $25,000 for 250,000 warrants exercised. 150,000 of warrants were issued as part of the April 18th 2005 private placement. The other 100,000 warrants were issued as part of the September 12th 2005 private placement

On April 4th the company received $40,000 for 400,000 warrants exercised. The warrants were issued as part of the April 18th 2005 private placement.

On May 4th the company received $50,000 for 500,000 warrants exercised. The warrants were issued as part of the September 12th 2005 private placement.

On June 9th the company completed a private placement for 5,250,000 shares. This placement raised $525,000 cash and 200,000 shares were issued as part of the Finder's Fee.

On July 5th the company received $30,000 for 300,000 warrants exercised. The warrants were issued as part of the September 12th 2005 private placement.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number Of Shares	Weighted Average Exercise Price
Balance, January 31, 2005	2,100,000	0.10
Options granted	200,000	0.10
Balance, January 31, 2006	2,300,000	0.10
Options granted	1,000,000	0.10
Balance, July 31, 2006	3,300,000	0.10

Stock options outstanding and exercisable at July 31, 2006 are as follows:

	Number Of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008
	500,000	$ 0.10	May 26, 2009
	200,000	$ 0.10	September 14, 2010
	1,000,000	$ 0.10	June 21, 2011
	3,300,000		

Stock-based compensation

On June 21, 2006, the Company granted 1,000,000 stock options to Frontier Engineering as part of a consulting agreement. The estimated fair value of these options using the Black-Scholes option-pricing model was $ 81,751. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2007	**2006**
Risk-free interest rate	4.18%	3.46%
Expected life of options	5.0 years	5.0 years
Annualized volatility	171%	140%
Dividend rate	0.00%	0.00%

Warrants

The following warrants to acquire common shares were outstanding at July 31, 2006

Number of Shares	Exercise Price	Expiry Date
650,000	0.10	September 6, 2006
3,000,000	0.15	November 25, 2006
1,250,000 (flow-through)	0.15	December 19, 2006
4,900,000		

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.